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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        DENCOR ENERGY COST CONTROLS, INC.
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                                (Name of Issuer)

                 Common and Series A Convertible Preferred Stock
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                         (Title of Class of Securities)

                                   248238 10-7
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                                 (CUSIP Number)

                                 Thomas J. Wiens
               5567 South Perry Park Road, Sedalia, Colorado 80135
                                 (303) 681-9344
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 248238-10-7                 13D
          -----------

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(1)      Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Thomas J. Wiens
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(2)      Check the Appropriate Box if a Member of a Group*    (a)  [X]
                                                              (b)  [ ]
         First Western Industries, LLC, dba New West Holdings, LLC; New West Capital Partners, LLC; New West Capital, LLC
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(3)      SEC Use Only

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(4)      Source of Funds*

         AF
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         None
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(6)      Citizenship or Place of Organization

         Colorado
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                                 (7)     Sole Voting Power

                                         12,600,000 Common and 3,348,000
                                         Series A Preferred
                                 -----------------------------------------------
                                 (8)     Shared Voting Power

Number of Shares                         12,600,000 Common and 3,348,000
Beneficially Owner                       Series A Preferred
by Each Reporting                -----------------------------------------------
Person                           (9)     Sole Dispositive Power

                                         12,600,000 Common and 3,348,000
                                         Series A Preferred
                                 -----------------------------------------------
                                 (10)    Shared Dispositive Power

                                         -0-
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         12,600,000 Common and 3,348,000 Series A Preferred
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented by Amount in Row (11)

         94.7%
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(14)     Type of Reporting Person

         IN
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Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock no par value and Series A Convertible Preferred Stock (collectively, the "Shares") of DENCOR ENERGY COST CONTROLS, INC., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 1450 West Evans, Denver, Colorado 80223.

Item 2.  Identity and Background

(a) This statement is being filed on behalf of Thomas J. Wiens (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 5567 South Perry Park Road, Sedalia, Colorado 80135.

(c) The Reporting Person's principal occupation is corporate officer.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein is a merger with Reliable Power Systems, Inc., a Colorado corporation, into the wholly-owned subsidiary of the Company.


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Item 4.  Purpose of Transaction

New West Holdings, LLC., New West Capital Partners, LLC, New West Capital, LLC, and Thomas J. Wiens, have acquired the Shares as a part of a merger with Reliable Power Systems, Inc., a Colorado corporation, into the wholly-owned subsidiary of the Company. The Company intends to hold a shareholders meeting and to file an Information Statement with the Securities and Exchange Commission to approve the transaction, to elect a new board of directors, to change its name to Reliable Power Systems Inc., to approve the reverse split of the outstanding shares on the basis of one new share for every eighteen shares currently issued and outstanding and to address any other corporate matters to come before the meeting. New West Holdings, LLC intends to sell certain Shares to officers, directors and employees of the Company and other related entities an inducement to attract qualified individuals. Other than a planned sale of 100,000 Shares, on a post-split basis to David Mazur, the Company's Senior Vice President-Chief Technology Officer, there are no current agreements to sell Shares.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person is to become the beneficial owner of 12,600,000 shares of Common Stock and 3,348,000 shares of Series A Convertible Preferred Stock, constituting approximately 94.7% of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b) The Reporting Person has sole voting power with respect to 12,600,000 shares of Common Stock and 3,348,000 shares of Series A Convertible Preferred Stock. The Reporting Person has sole dispositive power with respect to 12,600,000 shares of Common Stock and 3,348,000 shares of Series A Convertible Preferred Stock and shared dispositive power with respect to no Shares.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Other than the affiliated companies of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7. Material to Be Files as Exhibits

Merger Agreement and Plan of Reorganization, dated February 7, 2001 is incorporated by reference to Form 8-K filed with the Commission on February 16, 2001.

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                                    Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

   2/20/01                                /s/ Thomas J. Wiens
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Date                                          Thomas J. Wiens



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